UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park II, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 5, 2013.	FOREIGN TRADE BANK OF LATIN AMERICA, INC.

	By:	/s/ Pedro Toll
	Name: Title:	Pedro Toll General Manager

FOR IMMEDIATE RELEASE

Bladex Reaches Agreement to Divest

Asset Management Unit

Panama City, Republic of Panama, February 5, 2013 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex”, or “the Bank”, NYSE: BLX) announced today that the Bank reached a substantial agreement on the terms of sale for Bladex’s Asset Management Unit (“the Unit”), and is in the process of completing final documentation. The agreement contemplates the sale of the Unit to current executives of Bladex Asset Management, together with a third party investor.  The transaction, which is subject to final documentation and regulatory approvals, is expected to be completed by March 31, 2013.

Bladex is a supranational bank originally established by the central banks of Latin American and Caribbean countries (“the Region”), to support trade finance in the Region. Established in Panama, its shareholders include central and commercial banks in 23 countries in the Region, as well as international and Latin American banks, and private investors.

For more information, please access our website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

Bladex

Business Park Torre V, Piso 5 / Avenida La Rotonda / Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

or

i-advize Corporate Communications, Inc.

Mrs. Melanie Carpenter / Mr. Peter Majeski

20 Broad Street, 25th Floor, New York, NY 10005

Tel: (212) 406-3694

E-mail address: bladex@i-advize.com